Echo Resources, Inc.
500 Australian Ave. South, Suite 700
West Palm Beach, FL 33401

September 25, 2008

Karl Hiller
Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

RE:	Echo Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007 Form 10-QSB for the period Ended March 31, 2008 File No. 000-26703
Dear Mr. Hiller:

Hereby is our response to your comment letter of July 21, 2008.

1.	We note your comment. We have filed our June 30, 2008 quarterly report on Form 10-Q

2.
Even though we believe that Item 8.A.(b) is clear that we did, in fact, perform an assessment of internal control over financial reporting, we are filing an amendment to our Form 10-KSB to ensure such clarity.

Sincerely,

/s/ Pieter DuRand

Pieter DuRand
Chief Executive Officer